UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
OMB Number: 3235-0058 Expires: June 30, 2012 Estimated average burden hours per response . . . . . 2.50
SEC FILE NUMBER 000-30264
CUSIP NUMBER 64125G209

NOTIFICATION OF LATE FILING

(Check one):     Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Network CN Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Room 2120 and 2122, Leighton Centre, 77 Leighton Road, Causeway Bay
Address of Principal Executive Office (Street and Number)

Hong Kong

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

The Company's Quarterly Report on Form 10-Q for the period ended March 31, 2012 could not be filed without unreasonable effort or expense within the prescribed time period because of a delay in the preparation of its unaudited consolidated financial statements for such quarter. This delay primarily resulted from the Company commencing the process of preparing the Form 10-Q for the first quarter of 2012 two weeks later than normal due to the additional time necessary to complete the Annual Report on Form 10-K for the year ended December 31, 2011, which report was filed on April 16, 2012 rather than March 29, 2012. The Company is in the process of completing its financial statement review and believes that the Form 10-Q will be filed within the period described under Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Earnest Leung	852	2833-2186
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes  ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Network CN Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2012	By	/s/ Earnest Leung
Earnest Leung Chief Executive Officer